Exhibit 1

July 24, 2011

Israel Securities Authorities
Through Magna

Tel Aviv Stock Exchange Ltd.
Through Magna

Re: Immediate Report
Regarding the calling of a special general meeting of BioLineRX Ltd. (the “Company”)

The Company hereby announces that a special general meeting (the “Meeting” or “GM”) shall be convened on Tuesday, August 30, 2011, at 11 a.m., at the offices of the Company’s legal counsel, Yigal Arnon & Co., 1 Azrieli Center, Round Building, 46th fl., Tel Aviv, Israel.

1.	Agenda

1.1.	Authorization to purchase a directors’ and officers’ insurance policy, in light of the registration of the Company’s ADRs for trading on the NASDAQ.

The proposed resolution: In light of the registration of the Company’s ADRs for trading on the NASDAQ (“Registration”); to authorize purchase by the Company of a directors’ and officers’ insurance policy to cover directors and officers (including controlling shareholders that serve as directors or officers) of the Company and its affiliates, for former and current directors and officers and for persons who shall, from time to time throughout the term of the policy, serve as directors and officers of the Company and its affiliates. The term of the proposed insurance policy is 12 months as of the Registration date (the “Insurance Term”); the insurance is to be purchased from an insurer in Israel and/or abroad.

The annual insurance premium payable by the Company in consideration of the Insurance Term shall not exceed 250,000 USD.

The liability limit under the foregoing insurance policy shall be at least 20 million USD, per claim and in the aggregate.

The maximum deductible shall be 250,000 USD.

This insurance policy shall replace the existing one, which the General Meeting approved on November 5, 2009.

1.2.	Prior authorization to purchase two-year directors’ and officers’ insurance policies.

The proposed resolution: To authorize in advance, as a framework transaction, purchase by the Company of directors’ and officers’ insurance policies to cover directors and officers (including controlling shareholders that serve as directors or officers) of the Company and its affiliates, for former and current directors and officers and for persons who shall, from time to time throughout the term of the policy, serve as directors and officers of the Company and its affiliates, for an additional two-year term (or two one-year terms) after the expiration of the first Insurance Term.

The Company may, from time to time, without requiring for this purpose further approval by the General Meeting, renew the policy then in effect or replace it with another policy with the same insurer or with a different one, provided however that such new insurance policy satisfies the principles set forth in Resolution 1.1 above and provided further that they do not materially deviate from the terms included under such principles or the terms of the policy that exists during the first Insurance Term.

Purchase by the Company of any additional insurance policies during the timeframe set forth above shall not be submitted to the shareholders of the Company for further approval; It shall be approved by the Company’s Audit Committee and Board of Directors, which shall confirm that the new policies satisfy the requirements stipulated above.

1.3.	Changing the Company’s reporting regime.

The proposed resolution: In light of the registration of the Company’s ADRs for trading on the NASDAQ, to authorize the Company, as of the date of the Meeting, to stop reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder (namely, in accordance with the U.S. securities regulation), all in accordance with and subject to the provisions of Section 35GG of the Law, as practiced by dual-listed companies that are listed for trading on a primary stock market.

With the transition to reporting in accordance with Chapter E3 of the Law (namely, in accordance with US securities laws) the Company shall only report on MAGNA what it has filed with the SEC. The Company shall continue to prepare its financial statements in accordance with IFRS,  and in addition to its filing obligations under US Securities laws, the Company shall file quarterly financial reports (within 60 days of the end of the preceding quarter), which shall include an analysis of its results, a profit and loss statement, a balance sheet and a statement of cash flow. The Company's Annual Report on Form 20F will include its annual financial statements and will be filed and published no later than March 31 of the following year.

2.	The majority required at the GM

A simple majority of the shareholders entitled to vote and voting at the meeting is required in order to approve the resolutions listed in Sections 1.1 and 1.2 above. A simple majority of the shareholders entitled to vote and voting at the meeting, excluding the Company’s controlling shareholders, is required in order to approve the resolution listed in Section 1.3 above.

3.	Voting at the GM

Shareholders are entitled to vote on the resolutions detailed in Sections 1.1 through 1.3 above in person, by proxy or by written ballot (see details below). The letter of appointment of a proxy, a power of attorney or a copy certified by an attorney, must be deposited at the offices of the Company no later than 48 hours prior to the time scheduled for the GM.

In accordance with the Companies’ Regulations (Proof of Ownership of A Share for the Purpose of Voting at the General Meeting), 5760-2000, if the interest of a shareholder in a  share of the Company is registered with a member of the TASE stock exchange, and if in the Shareholders’ Register, such share is registered in the name of the nominee company, and if such shareholder wishes to vote at the GM, such shareholder shall furnish the Company with certification from the applicable member of the TASE stock exchange, confirming that such shareholder was indeed, as of the record date, the holder of the share, as required under the aforementioned regulations.

4.	Written ballots

Shareholders are entitled to vote by written ballot on the resolutions set forth in Sections 1.1 through 1.3 above. The form of the written ballot and position papers with respect to the GM are available on the distribution site of the Israel Securities Authority, at www.magna.isa.gov.il, and on the website of the Tel Aviv Stock Exchange, at www.maya.tase.co.il. A  shareholder may contact the Company directly and receive, free of charge, the form of the written ballot, or, by his consent, a link to the form of the written ballot on the distribution site.

Each member of the TASE stock exchange shall, free of charge, no later than five days after the Record Date (with respect to the form of ballot) and no later than five days after publication of the position statement on the distribution site (with respect to position statements), send, by email, to each of the shareholders that are not registered in the Shareholders’ Register and whose shares are registered with such member,  a link to the form of the written ballot and position statements (if there are any) on the distribution site, unless such shareholder has notified the applicable TASE stock exchange member that he does not wish to receive such link or that he would like to receive written ballots by mail, subject only to payment by such shareholder of the postage fee. If a shareholder notifies the TASE stock exchange member that he wishes to receive the written ballot forms, subject only to payment of postage fee, the TASE stock exchange member shall also send him the position statements, subject only to payment of postage fee.

Voting shall be by checking the applicable boxes on Part Two of the written ballot, as published on www.magna.isa.gov.il.

A shareholder whose shares are registered with a TASE stock exchange member is entitled to receive certification of ownership from such member, at any branch of the applicable TASE stock exchange member, or, at the shareholder’s request, by mail, subject only to payment of postage fee; provided however that any such request shall specify a specific securities account.

All written ballots must be delivered to the offices of the Company at the address set forth above, such that they shall arrive at the Company’s offices no later than 48 hours prior to the designated time of the GM. The deadline for service of position statements to the Company is 10 days after the Record Date.

5.	Record Date

The record date for determining the entitlement of shareholders to vote at the General Meeting is Monday, August 1, 2011.

6.	Quorum; Adjournment

The presence of two shareholders present in person or by proxy, representing at least 25% of the voting rights of the Company, shall constitute a quorum. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned by one week, at the same place and time.

7.	Review of documents

The draft resolutions can be reviewed, until the General Meeting convenes in order to approve the resolutions on the agenda, at the offices of the Company on 19 Hartum Street, Jerusalem, Israel—Advocate Leeat Peleg, the Company’s General Counsel, Sunday through Thursday during regular working hours, by telephone appointment +972.02.5489100.

Sincerely,

BioLineRX Ltd.

BioLineRX Ltd.

(the “Company”)

Written ballot in accordance with the Companies’ Regulations (Written Ballot and Position Notices) 5766-2005 (the “Regulations”)

Part One

1.	Company name: BioLineRX Ltd. (the “Company”).

2.
Type, time and venue of the meeting: A special general meeting to be held on Tuesday, August 30, 2011, at 11 a.m. at the offices of the Company’s legal counsel, Yigal Arnon & Co., 1 Azrieli Center, Round Building, 46th fl., Tel Aviv.

3.	Matters on the agenda that can be voted on by written ballot:

3.1.	Authorization to purchase a directors’ and officers’ insurance policy, in light of the registration of the Company’s ADRs for trading on the NASDAQ.

The proposed resolution: In light of the registration of the Company’s ADRs for trading on the NASDAQ (“Registration”); to authorize purchase by the Company of a directors’ and officers’ insurance policy to cover directors and officers (including controlling shareholders that serve as directors or officers) of the Company and its affiliates, for former and current directors and officers and for persons who shall, from time to time throughout the term of the policy, serve as directors and officers of the Company and its affiliates. The term of the proposed insurance policy is 12 months as of the Registration date (the “Insurance Term”); the insurance is to be purchased from an insurer in Israel and/or abroad.

The annual insurance premium payable by the Company in consideration of the Insurance Term shall not exceed 250,000 USD.

The liability limit under the foregoing insurance policy shall be at least 20 million USD, per claim and in the aggregate.

The maximum deductible shall be 250,000 USD.

This insurance policy shall replace the existing one, which the General Meeting approved on November 5, 2009.

3.2.	Prior authorization to purchase two-year directors’ and officers’ insurance policies.

The proposed resolution: To authorize in advance, as a framework agreement, purchase by the Company of directors’ and officers’ insurance policies to cover directors and officers (including controlling shareholders that serve as directors or officers) of the Company and its affiliates, for former and current directors and officers and for persons who shall, from time to time throughout the term of the policy, serve as directors and officers of the Company and its affiliates, for an additional two-year term (or two one-year terms) after the expiration of the first Insurance Term.

The Company may, from time to time, without requiring for this purpose further approval by the General Meeting, renew the policy then in effect or replace it with another policy with the same insurer or with a different one, provided however that such new insurance policy satisfies the principles set forth in Resolution 1.1 above and provided further that they do not materially deviate from the terms included under such principles or the terms of the policy that exists during the first Insurance Term.

Purchase by the Company of additional insurance policies during the timeframe set forth above shall not be submitted to the shareholders of the Company for further approval; it shall be approved by the Company’s Audit Committee and Board of Directors, which shall confirm that the new policies satisfy the requirements stipulated above.

3.3.	Changing the Company’s reporting regime.

The proposed resolution: In light of the registration of the Company’s ADRs for trading on the NASDAQ, to authorize the Company, as of the date of the Meeting, to stop reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder (namely, in accordance with the U.S. securities regulation), all in accordance with and subject to the provisions of Section 35GG of the Law, as practiced by dual-listed companies that are listed for trading on a primary stock market.

With the transition to reporting in accordance with Chapter E3 of the Law (namely, in accordance with US securities laws) the Company shall only report on MAGNA what it has filed with the SEC. The Company shall continue to prepare its financial statements in accordance with IFRS,  and in addition to its filing obligations under US Securities laws, the Company shall file quarterly financial reports (within 60 days of the end of the preceding quarter), which shall include an analysis of its results, a profit and loss statement, a balance sheet and a statement of cash flow. The Company's Annual Report on Form 20F will include its annual financial statements and will be filed and published no later than March 31 of the following year.

4.
Where and when the draft resolutions can be reviewed: The draft resolutions can be reviewed, until the General Meeting convenes in order to approve the resolutions on the agenda, at the offices of the Company on 19 Hartum Street, Jerusalem, Israel—Advocate Leeat Peleg, the Company’s General Counsel, Sunday through Thursday during regular working hours, by telephone appointment +972.02.5489100.

5.	The majority required in order to approve each of the matters on the agenda:

(a)	A simple majority of the shareholders entitled to vote and voting at the meeting is required in order to approve the resolutions listed in Sections 1.1 and 1.2 above.

(b)
A simple majority of the shareholders entitled to vote and voting at the meeting, excluding the Company’s controlling shareholders, is required in order to approve the resolution listed in Section 1.3.

6.
Record date: The record date for determining the entitlement of shareholders to vote at the General Meeting in accordance with Section 182 of the Companies’ Law, 5759-1999, and with Section 3 of the Companies’ Regulations (Written Ballots and Position Statements) 5766-2005, is Monday, August 1, 2011 (the “Record Date”).

7.
Quorum; Adjournment: In accordance with the Company’s Articles of Association, the presence of at least one shareholder present in person or by proxy, representing at least 25% of the voting rights of the Company shall constitute a quorum. If within half an hour from the time appointed for the meeting o a quorum is not present, the meeting shall stand adjourned by one week, at the same place and time.

8.
Effect of written ballot: A written ballot will only be effective if: (a) with respect to a shareholder whose share is registered with a member of the TASE stock exchange and provided that in the Shareholders’ Register, such share is registered in the name of the nominee company (an “Unregistered Shareholder”), the written ballot shall only be effective if certification of ownership is attached thereto, or, with respect to a shareholder who is registered as such in the Company’s books, the written ballot shall only be effective if a photocopy of such shareholder’s certificate of incorporation, identity card, or, in case of a non-Israeli shareholder, of his passport is attached thereto; and (b) such certification of ownership, identity card, passport or certificate of incorporation (as applicable) is delivered to the Company no later than 48 hours prior to the designated time of the vote.

9.
Address for delivery of written ballots: All written ballots must be delivered to the offices of the Company on 19 Hartum Street, Jerusalem, Israel, such that they shall arrive at the Company’s offices no later than 48 hours prior to the designated time of the general meeting.

10.
Deadline for position statements: The deadline for service of position statements to the Company is 10 days after the Record Date (the “Deadline for Position Statements”); the deadline for service of the response of the Board of Directors to such position statements is five days after the Deadline for Position Statements. Position statements are to be served at the Company’s offices on 19 Hartum Street, Jerusalem, Israel.

11.
Distribution site and website where written ballots can be found: The website of the Israel Securities Authority, www.magna.isa.gov.il, and the website of the Tel Aviv Stock Exchange Ltd., www.maya.tase.co.il.

12.
A shareholder may contact the Company directly and receive, free of charge, the form of the written ballot, or, by his consent, a link to the form of the written ballot on the distribution site or website, and the position statements as it has received them.

13.	There shall be no voting by Internet for the meeting convened in accordance with this written ballot.

14.
Shareholders are entitled to receive certification of ownership as required under Section 9 above, at any branch of the applicable TASE stock exchange member or, at his request, by mail; any such request shall specify a specific securities account.

15.
Each of the Unregistered shareholders is entitled to receive from the TASE stock exchange member through which such shareholder holds his shares, by email, free of charge, a link to the form of the written ballot and position statements (if there are any) on the distribution site, unless such shareholder has notified the applicable TASE stock exchange member that he does not wish to receive such link or that he would like to receive written ballots by mail, against payment. Notice by an Unregistered Shareholder regarding written ballots shall also apply to receipt of position statements (if there are any).

16.
Any one or more shareholders representing five percent or more of the aggregate voting rights of the Company, or any shareholder representing such ratio out of all of the voting rights less those held by the Controlling Shareholder, as such term is defined in Section 268 of the Companies’ Law, is entitled to review, in person or through a representative, the written ballots at the office of the Company on 19 Hartum Street, Jerusalem, Israel, 9 a.m. to 4 p.m. on Sunday through Thursday, by telephone appointment (+972.02.5489100).

As of the date of the notice of the meeting contemplated herein, the number of shares constituting five percent of the aggregate voting rights of the Company is 6,179,640. As of the date of the notice of the meeting contemplated herein, the Company does not have a Controlling Shareholder, as such term is defined in Section 268 of the Companies’ Law.

17.	In the second part of this written ballot, each shareholder shall check the applicable box representing his vote on each of the matters on the agenda.

Written Ballot

Part Two

The Company

Company name: BioLineRX Ltd.

Company address (for the purpose of delivery and mailing of written ballots): 19 Hartum Street, Jerusalem, Israel.

Company number (Registrar of Companies in Israel): 513398750

Meeting date: Tuesday, August 30, 2011, at 11 a.m.

Meeting type: Special general meeting

Record date: Monday, August 1, 2011

The Shareholder

Name: ___________________________________________

ID: _____________________________ or, if the shareholder does not hold an Israeli ID:

Passport no. _______________________________________

Country of issuance: _________________________________

Valid through: ______________________________________

If the shareholder is a corporate entity:

Corporation no. _____________________________________

Incorporated under the laws of ________________________

Vote

Item no. and matter on the agenda	Votei			Are you a controlling shareholder?ii
	For	Against	Abstention	Yes	No
1.1 Authorization to purchase a directors’ and officers’ insurance policy, in light of the registration of the Company’s ADRs for trading on the NASDAQ				Not applicable
1.2 Prior authorization to purchase two-year directors’ and officers’ insurance policies				Not applicable
1.3 Changing the Company’s reporting regime

Effect of the written ballot: With respect to shareholders holding their shares through a TASE member of the stock exchange (in accordance with Section 177(1) of the Companies’ law), the written ballot will only be effective if submitted together with certification of ownership. With respect to shareholders registered in the Company’s Shareholders’ Register, the written ballot will only be effective if submitted with a photocopy of a passport/certificate of incorporation/Israeli ID.

If you checked the box confirming that you are a controlling shareholder, please explain what makes you a controlling shareholder:

_________________ Date	_________________ Signature

i  If none of the boxes is checked, the shareholder submitting this written ballot shall be deemed to have abstained on this matter.

iiA written ballot in which this column is not checked or in which the “yes” box is checked but no explanation is provided, shall not be counted.